CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

November 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Irene Barberena-Meissner

Re:	CF Finance Acquisition Corp. III
Registration Statement on Form S-1 Filed on October 7, 2020, as amended
File No. 333-249367

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Finance Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, November 12, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller LLP